FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 24, 2013

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                   No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 24, 2013 – ARM Holdings PLC Reports Results For The Second Quarter And Half Year Ended 30 June 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2013

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2013
A presentation of the results will be webcast today at 09:30 BST at www.arm.com/ir

CAMBRIDGE, UK, 24 July 2013 —ARM Holdings plc announces its unaudited financial results for the second quarter and half year ended 30 June 2013.

Q2 2013 – Financial Summary	Normalised*			IFRS
	Q2 2013	Q2 2012	% Change	Q2 2013	Q2 2012
Revenue ($m)	264.3	213.0	24%	264.3	213.0
Revenue (£m)	171.2	135.5	26%	171.2	135.5
Operating margin	48.6%	46.4%		7.4%	37.8%
Profit before tax (£m)	86.6	66.5	30%	15.0	54.8
Earnings per share (pence)	4.89	3.58	37%	0.75	2.83
Net cash generation**	96.3	46.9
Effective revenue fx rate ($/£)	1.54	1.57

H1 2013 – Financial Summary	Normalised*			IFRS
	H1 2013	H1 2012	% Change	H1 2013	H1 2012
Revenue ($m)	528.2	422.4	25%	528.2	422.4
Revenue (£m)	341.5	268.0	27%	341.5	268.0
Operating margin	49.5%	45.5%		22.7%	37.2%
Profit before tax (£m)	176.0	128.5	37%	82.1	106.2
Earnings per share (pence)	10.19	6.93	47%	4.44	5.53
Net cash generation**	155.1	105.2
Effective revenue fx rate ($/£)	1.55	1.58

Q2 Financial Highlights
·	Group revenues in US$ up 24% year-on-year (£ revenues up 26% year-on-year)
·	Order backlog up more than 10% sequentially
·	Normalised profit before tax and earnings per share up 30% and 37% year-on-year respectively (IFRS PBT and EPS down 73% and 73% year-on-year respectively)
·	£41.8m costs incurred in Q2, being ARM’s contribution to a full and final settlement of certain patent related litigation, charged in the IFRS reported results
·	Record net cash generation of £96m
·	Interim dividend increased by 26%

Progress on key growth drivers in Q2
·	Growth in adoption of ARM® technology
o	25 processor licenses signed for a wide range of applications from smartphones and mobile computers, to storage and embedded microcontrollers
o	Advanced technology enables a higher royalty percentage per chip
o	5 Cortex™-A processor licenses signed, including another Partner licensing v8 processors that support ARM’s big.LITTLE technology
o	7 Mali graphics processor licenses signed
o	POP™ IP helps optimise ARM processor implementations. ARM signed 5 further POP IP licenses in Q2
·	Growth in shipments of chips based on ARM processor technology
o	2.4 billion ARM-based chips shipped, up 20% year-on-year
o	Continued penetration of processors containing both Cortex-A and Mali graphics processors

Outlook
ARM enters the second half of 2013 with a record order backlog and a robust opportunity pipeline. Relevant data for the second quarter, being the shipment period for ARM’s Q3 royalties, points to a small sequential increase in industry revenues. Building on our strong performance in the first half, we expect overall Group dollar revenues for full year 2013 to be at least in line with market expectations.

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Simon Segars, Chief Executive Officer, said:
“ARM has delivered another quarter of strong revenue and normalised earnings growth.  We continue to see demand for ARM’s next generation technology, and in Q2 we signed five licenses for Cortex-A series processors, and seven licenses for ARM’s Mali graphics processor, demonstrating our leadership in both low-power processor and 3D graphics technology.  During the quarter, our Partners announced exciting new design wins as ARM-based chips were selected for high-volume OEM products.  These included many new smartphones and tablets, ARM-based 64-bit servers and mobile base stations.

In Q2, ARM’s processor royalty revenue again outperformed the semiconductor industry, growing at 24% year-on-year. In part this outperformance was driven by the growth in smartphones and mobile computing. These smart devices increasingly contain both ARM’s higher-royalty yielding Cortex-A processor technology and also ARM’s Mali graphics."

Q2 2013 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q2 2013	Q2 2012	% Change	Q2 2013	Q2 2012	% Change
PD
Licensing	88.3	67.0	32%	56.9	42.6	34%
Royalties	119.3	96.3	24%	77.7	61.5	26%
Total PD	207.6	163.3	27%	134.6	104.1	29%
PIPD
Licensing	14.3	11.6	23%	9.2	7.3	25%
Royalties1	16.0	13.7	16%	10.4	8.6	21%
Total PIPD	30.3	25.3	19%	19.6	15.9	23%
Development Systems	13.4	13.3	1%	8.7	8.5	3%
Services	13.0	11.1	17%	8.3	7.0	19%
Total Revenue	264.3	213.0	24%	171.2	135.5	26%
1 Includes catch-up PIPD royalties of $1.4m (£0.9m) in Q2 2013 and $1.5m (£1.0m) in Q2 2012.

H1 2013 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	H1 2013	H1 2012	% Change	H1 2013	H1 2012	% Change
PD
Licensing	169.1	132.2	28%	108.6	83.7	30%
Royalties	242.7	189.2	28%	158.1	120.4	31%
Total PD	411.8	321.4	28%	266.7	204.1	31%
PIPD
Licensing	28.4	23.2	22%	18.1	14.7	23%
Royalties1	32.6	26.8	21%	21.2	16.9	25%
Total PIPD	61.0	50.0	22%	39.3	31.6	24%
Development Systems	30.0	28.8	4%	19.3	18.3	6%
Services	25.4	22.2	14%	16.2	14.0	15%
Total Revenue	528.2	422.4	25%	341.5	268.0	27%
1 Includes catch-up PIPD royalties of $1.4m (£0.9m) in H1 2013 and $3.6m (£2.3m) in H1 2012.

*
Normalised figures are based on IFRS, adjusted for share-based payment costs, amortisation of intangibles, acquisition-related charges, impairments of investments, IP indemnity and similar charges, Linaro-related charges and share of results of joint venture, and profit or loss on disposal of available-for-sale financial assets. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 12.13 to 12.16.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits, adding back dividend payments, investment and acquisition consideration, other acquisition-related payments, share-based payroll taxes, payments related to joint ventures and Linaro, and deducting inflows from share option exercises and investment disposal proceeds – see notes 12.8 to 12.12

***
US Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Over 95% of invoicing is in US dollars.

CONTACTS:
Sarah West/Aideen Lee	Ian Thornton/Jonathan Lawton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1223 400400

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Total revenues
Total dollar revenues in Q2 2013 were $264.3 million, up 24% on Q2 2012.  Q2 sterling revenues were £171.2 million, up 26% year-on-year.

Half-year dollar revenues in 2013 amounted to $528.2 million, up 25% on H1 2012.

License revenues
Total dollar license revenues in Q2 2013 increased by 31% year-on-year to $102.6 million, representing 39% of Group revenues.  License revenues comprised $88.3 million from PD and $14.3 million from PIPD.

During Q2, additional partners entered into long-term commitments to use ARM technology where the revenue associated with these agreements goes into backlog and will be recognised in future quarters as engineering and delivery milestones are achieved. As a result, group order backlog at the end of Q2 2013 was up more than 10% sequentially to record levels.

Royalty revenues
Royalty revenues are recognised one quarter in arrears with royalty revenues in Q2 2013 generated from semiconductor unit shipments in Q1 2013.  Total dollar royalty revenues in Q2 2013 increased by 23% year-on-year to $135.3 million, representing 51% of Group revenues. This compares with industry revenues increasing by about 2% in the shipment period (i.e. Q1 2013 compared to Q1 2012).

Royalty revenues in Q2 2013 comprised $119.3 million from PD and $16.0 million from PIPD.

Development Systems and Service revenues
Sales of Development Systems in Q2 were up 1% year-on-year to $13.4 million, representing 5% of Group revenues. Through 2013 ARM is continuing to transition the Development Systems business to focus on microcontroller tools and premium toolkits for multi-core systems.  Due to this transition, we expect that full year revenues for Development Systems will be broadly flat year-on-year.

Service revenues in Q2 2013 were up 17% to $13.0 million, representing 5% of Group revenues.

Gross margins
Gross margins in Q2 2013, excluding share-based payment costs of £0.5 million (see below), were 94.3% compared to 95.1% in Q2 2012.

Operating expenses and operating margin
Total IFRS operating expenses in Q2 2013 were £148.2 million (Q2 2012: £77.3 million) including share-based payment costs and related payroll taxes of £15.7 million (Q2 2012: £7.9 million), IP indemnity and similar charges of £41.8 million (Q2 2012:nil), Linaro-related charges of £7.1m (Q2 2012:nil) and amortisation of intangible assets, other acquisition-related charges and impairment of investments of £5.4 million (Q2 2012: £3.4 million).

As noted in prior financial statements, the Group has been in discussions with a licensee to re-negotiate the terms upon which the Group would indemnify that licensee. The revised terms were executed in the second quarter of 2013 giving rise to indemnity costs of $18.0 million in respect of legal proceedings against that licensee. Further, in relation to legal proceedings regarding the same patent portfolio, early in Q3 2013, for consideration of $45.4 million, ARM entered into a settlement and license agreement with a third party covering patents being asserted against ARM technology. The settlement and license agreement is in full and final settlement of any indemnity claims with respect to the asserted patents and will prevent any future assertion of the related patents against ARM technology. Following developments in the litigation towards the end of the second quarter, it was considered probable, as at 30 June, that ARM would enter into this license agreement in settlement of indemnity claims and, therefore, the total indemnification, settlement and license costs of $63.4 million (£41.8 million) were expensed in Q2 2013 (see note 10).

Total share-based payment costs and related payroll tax charges of £16.2 million in Q2 2013 were included within cost of revenues (£0.5 million), research and development (£10.3 million), sales and marketing (£2.6 million) and general and administrative (£2.8 million).

Normalised income statements for Q2 2013 and Q2 2012 are included in notes 12.13 and 12.14 respectively below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

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Normalised operating expenses were £78.2 million in Q2 2013 compared to £74.6 million in Q1 2013 and £66.0 million in Q2 2012. Normalised operating expenses in Q3 2013 (assuming effective exchange rates similar to current levels) are expected to be in the range £79-81 million as ARM continues to increase investment in research and development programs.

Normalised operating margin was 48.6% in Q2 2013, compared to 50.5% in Q1 2013 and 46.4% in Q2 2012.

Normalised research and development expenses were £37.2 million in Q2 2013, representing 22% of revenues, compared to £36.6 million in Q1 2013 and £32.8 million in Q2 2012.  Normalised sales and marketing expenses were £17.8 million in Q2 2013, being 10% of revenues, compared to £18.3 million in Q1 2013 and £15.0 million in Q2 2012.  Normalised general and administrative expenses were £23.2 million in Q2 2013, representing 14% of revenues, compared to £19.7 million in Q1 2013 and £18.2 million in Q2 2012.

Earnings and taxation
Profit before tax was £15.0 million in Q2 2013 compared to £54.8 million in Q2 2012. After adjusting for acquisition-related and share-based payment costs, IP indemnity and similar charges, Linaro-related charges and share of results in joint venture and disposal and impairment of investments, normalised profit before tax was £86.6 million in Q2 2013 compared to £66.5 million in Q2 2012.  The Group’s effective normalised tax rate was 20% (IFRS 30%) in Q2 2013 compared to 25% (IFRS 28%) in Q2 2012. The Group’s effective normalised tax rate for the full year 2013 is expected to be just under 20%.

In Q2 2013, fully diluted earnings per share were 0.75 pence (3.41 cents per ADS) compared to earnings per share of 2.83 pence (13.32 cents per ADS) in Q2 2012. Normalised fully diluted earnings per share in Q2 2013 were 4.89 pence per share (22.23 cents per ADS) compared to 3.58 pence (16.86 cents per ADS) in Q2 2012.

Balance sheet
Intangible assets at 30 June 2013 were £625.1 million, comprising goodwill of £555.6 million and other intangible assets of £69.5 million, compared to £519.4 million and £11.2 million respectively at 31 December 2012.

Total accounts receivable were £136.5 million at 30 June 2013, compared to £124.5 million at 31 December 2012.

Days sales outstanding (DSOs) were 44 at 30 June 2013 compared to 48 at 31 December 2012.

Cash flow and interim dividend
Net cash generation in Q2 2013 was £96.3 million. Net cash at 30 June 2013 was £613.1 million, compared to £562.4 million at 31 March 2013.

In respect of the year to 31 December 2013, the directors are declaring an interim dividend of 2.1 pence per share, an increase of 26% over the 2012 interim dividend of 1.67 pence per share. This interim dividend will be paid, out of the UK GAAP distributable reserves of ARM Holdings plc, on 4 October 2013 to shareholders on the register on 6 September 2013.

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Technology Licensing

Processor licensing
25 processor licenses were signed in Q2 2013 for a broad range of end applications, including smartphones, set-top-boxes, storage controllers and embedded microcontrollers.

Half of the licenses signed were with Asian semiconductor companies. ARM is seeing increasing licensing activity in this region, especially in China, and this quarter ARM signed its first Chinese subscription license. Under the terms of their subscription, the company will gain access to a broad range of processor technology including Mali graphics processors.

Five of the licenses signed were for ARM’s Cortex-A series processors, mainly for use in applications such as smartphones and tablets. This included two further licenses for ARM’s Cortex-A53 processor, enabling another Partner with ARM’s big.LITTLE technology and taking the total number of ARMv8 processor licenses signed to twenty-one.

ARM’s Cortex-A series technology addresses a broad range of end-markets, from premium mobile devices and enterprise equipment to entry-level smartphones and tablets. Targeted products from ARM enable our partners to deliver the best features and product specifications at every price point. During the quarter, ARM announced Cortex-A12 processors to address the growing mid-range smartphone and tablet opportunity. The Cortex-A12 delivers about 40% performance uplift versus Cortex-A9 (the technology which is in the majority of smartphones today) but in a smaller, and therefore cheaper, silicon area enabling feature-rich smart devices at affordable price points. In Q2 ARM signed two further licenses for Cortex-A12, taking the total signed to four.

This quarter ARM signed seven Mali licenses. Four of the licenses were for the Mali-T600 range of graphics processors. The Mali-T600 series enables the combination of ARM and Mali processors into a unified computing sub-system, delivering the most efficient use of all the resources in the system-on-chip. With the introduction in Q2 of the Mali-T622, this technology is now available for mid-range devices. As internet-connected screens become smarter and more sophisticated so we continue to see strong demand for Mali graphics processors.

Q2 2013 and Cumulative Processor Licensing Analysis
	Existing Licensees	New Licensees	Quarter Total	Cumulative Total**
Classic ARM*				532
Cortex-A	5		5	143
Cortex-R	3		3	37
Cortex-M	4	5	9	179
Mali	7***		7	80
Architecture				15
Subscription	1		1	11
Total	20	5	25	997
* Includes ARM7, ARM9, ARM10 and ARM11
**Adjusted for licenses that are no longer expected to generate royalties
*** Includes 2 existing ARM customers taking their first Mali license

PIPD licensing
ARM’s physical IP is used by fabless semiconductor companies to implement their chip designs. Platform licenses are royalty bearing licenses that enable foundries to manufacture chips using ARM’s physical IP. Each foundry requires a platform license for each process node. ARM has signed a full range of platform licenses with leading foundries, from 250nm to 14nm. During the quarter ARM signed an additional 28nm process derivative.  With this new derivative, ARM Physical IP is now available for every 28nm standard foundry process in the industry.

Building on the foundry platform licenses signed in prior quarters, in Q2 the first leading chip designer was enabled to build a 14nm FinFET chip using ARM’s physical IP.

ARM continues to see strong demand for physical IP optimised for use with processors (POP IP).  POP IP enables a licensee to more readily achieve high-performance, low-power processor implementations through specially optimised physical IP technology.  For every chip implemented using POP IP, ARM receives a royalty both for the processor in the chip and for the physical IP.  This quarter ARM signed another five POP licenses for both our Cortex-A and Mali series technology.

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Number of Physical IP Licenses*
	Total for the Quarter	Cumulative Total
Platform Licenses	-	99
POP IP	5	48
*Adjusted for licenses that are no longer expected to generate royalties

Customers Licensing Multiple ARM Technologies
In some end markets, such as application processors in mobile phones, mobile computers and digital TVs there can be synergies from using multiple ARM technologies in the same system-on-chip design.  The system benefits that can be generated include faster time-to-market and reduced development risk, and lower cost and higher performance of the resultant chip. For example, this can include a Cortex-A processor coupled with Mali graphics being implemented using ARM’s physical IP (possibly in the form of POP IP). To date ARM has signed 143 Cortex-A licenses, 80 Mali licenses and 48 POP IP licenses. ARM typically receives a percentage of the chip price for each ARM technology included within the chip, so chips that contain multiple ARM technologies can enhance ARM’s overall royalty opportunity.

Technology Design Wins and Ecosystem Development
Many leading technology companies have announced details of their ARM processor-based product developments in recent months.  These included:
·	Samsung announcing their new Exynos 5 Octa series big.LITTLE applications processor, which also includes ARM’s Mali T628 graphics technology
·	Fujitsu Semiconductor licensing ARM’s big.LITTLE and Mali-T624 technologies to support a wide range of consumer and industrial devices
·
LG Electronics announcing their lead partner status for ARM Cortex-A50 series processors and next-generation Mali GPUs, including support for ARM’s big.LITTLE technology and general purpose graphics processing on the  Mali GPU

·	Entropic announcing that they have switched to using ARM’s Mali graphics processors for use in set-top-boxes and multimedia applications
·	AMD revealing details of their ARM-based Seattle server chips. The CPUs will feature 8 or 16 ARM Cortex-A57 cores, each running at more than 2GHz
·	Calxeda announcing multiple design wins for its ARM-based server chips, including for storage servers with Foxconn and Gigabyte
·	Atmel announcing a new family of ARM-based Cortex-M0+ microcontrollers. The SAM D20 family of microcontrollers are aimed at low power, cost sensitive industrial and consumer applications
·	RedHat presenting a live demo of its 64-bit Fedora 19 running on Applied Micro’s ARM-based 64-bit X-Gene server chip
·	Oracle announcing the optimisation of Java on ARM for enterprise and embedded markets, including for ARMv8 64-bit platforms

Many more partner announcements can be found on the ARM website at www.arm.com/news.

Technology Royalties

Processor royalties
ARM’s royalty revenues continue to significantly outperform the semiconductor industry, growing at 24% year-on-year, while the semiconductor industry was up just 2% for the corresponding period. The outperformance was driven by the volume growth in markets such as smartphones and mobile computers, market share expansion in microcontrollers, digital TVs and networking equipment, and ARM receiving a higher royalty percentage per chip, for chips containing multiple and more advanced ARM technology.

ARM benefits from the rapidly growing smartphone and tablet markets, particularly the incremental growth of mid-range and entry-level devices. Over the past few years ARM has been licensing technology to enable the development of low-cost, low-power and high-performance application processors.  ARM processors such as Cortex-A5 and Cortex-A7, and Mali-400 are now shipping in high-volume in entry-level devices at affordable price points.  Another billion more consumers are now expected to be able to afford smartphones and tablets that were previously too expensive.  In Q2, ARM introduced Cortex-A12, Mali-T622 and Mali-V500 to further enable the mid-range smart device market.

Not only are these devices more likely to contain ARM’s higher royalty-bearing Cortex-A series technology but they are also more likely to contain ARM’s Mali graphics technology.  Cortex-A series processors can now be found in more than

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95% of all smartphones, and the majority of tablets and smart TVs.  They now represent 17% of all unit shipments, up from 8% one year ago.

The strong growth in both Cortex-A and Mali graphics has helped increase ARM’s average royalty per chip, which increased to 5.0 cents this quarter, up from 4.8 cents one year ago.

ARM’s Q2 royalty revenue came from the sales of about 2.4 billion ARM-based chips, up 18% year-on-year.

Q2 2013 Processor Unit Shipment Analysis
Processor Series	Unit Shipments	Market	Unit Shipments
ARM7	26%	Mobile	51%
ARM9	17%	Enterprise	18%
ARM11	7%	Home	5%
Cortex-A	17%	Embedded	26%
Cortex-R	4%
Cortex-M	29%

PIPD royalties
Royalties are recognised one quarter in arrears with royalties in Q2 2013 generated from semiconductor unit shipments in Q1 2013. PIPD royalties in Q2 2013, excluding catch-up royalties, were $14.6million, up 20% year-on-year.

People
At 30 June 2013, ARM had 2,546 full-time employees, a net increase of 154 since the start of the year, being mainly engineers joining ARM’s processor R&D teams. At the end of Q2, the group had 1,055 employees based in the UK, 630 in the US, 306 in Continental Europe, 353 in India and 202 in the Asia Pacific region.

Principal risks and uncertainties
The principal risks and opportunities faced by the Group are included within the “Risks and risk management” section of the 2012 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2012 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.  There have been no changes to these risks that would materially impact the group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; we depend largely on a small number of customers and products; failure by ARM to achieve the performance under a license or failure of a customer to make an obligated milestone payment could materially impact our revenues; we operate in an intensely competitive industry and our customers may choose to use their own or competing technology; ARM has grown its operations significantly over recent years and ARM’s business could be adversely impacted if these changes are not managed successfully; ARM may have to protect its intellectual property or defend the technology against claims that we have infringed others’ proprietary rights; and an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results.

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ARM Holdings plc
Consolidated balance sheet - IFRS

	30 June	31 December
	2013	2012
	Unaudited	Audited
	£m	£m
Assets
Current assets:
Cash and cash equivalents	68.2	46.3
Short-term deposits	471.4	340.0
Embedded derivatives	4.4	−
Fair value of currency exchange contracts	−	1.4
Accounts receivable	136.5	124.5
Available-for-sale financial assets (see note 6)	66.3	−
Prepaid expenses and other assets (see note 6)	36.6	135.6
Current tax assets	15.9	13.9
Inventories: finished goods	2.6	2.3
Total current assets	801.9	664.0

Non-current assets:
Long-term deposits	80.4	141.3
Loans and receivables	2.1	2.1
Available-for-sale financial assets	15.0	13.8
Investment in joint venture (see note 8)	8.2	6.8
Prepaid expenses and other assets	1.2	2.0
Property, plant and equipment	35.0	36.1
Goodwill	555.6	519.4
Other intangible assets (see note 6)	69.5	11.2
Deferred tax assets (see note 7)	46.1	70.1
Total non-current assets	813.1	802.8

Total assets	1,615.0	1,466.8

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable (see note 7)	20.8	5.9
Embedded derivatives	−	2.5
Fair value of currency exchange contracts	5.1	−
Accrued and other liabilities (see note 7)	100.8	79.3
Finance lease liabilities (see note 9)	2.9	2.9
Current tax liabilities	−	16.6
Deferred revenue	139.0	126.4
Total current liabilities	268.6	233.6

Non-current liabilities:
Finance lease liabilities (see note 9)	2.2	2.9
Deferred revenue	40.0	24.2
Total non-current liabilities	42.2	27.1
Total liabilities	310.8	260.7

Net assets	1,304.2	1,206.1

Capital and reserves attributable to owners of the Company
Share capital	0.7	0.7
Share premium account	14.9	12.2
Capital reserve	354.3	354.3
Share option reserve	61.4	61.4
Retained earnings	757.3	703.3
Cumulative translation adjustment	115.6	74.2
Total equity	1,304.2	1,206.1

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ARM Holdings plc
Consolidated income statement – IFRS

	Quarter ended	Quarter ended	Six months ended	Six months ended
	30 June 2013	30 June 2012	30 June 2013	30 June 2012
	Unaudited	Unaudited	Unaudited	Unaudited
	£m	£m	£m	£m

Revenues	171.2	135.5	341.5	268.0

Cost of revenues	(10.3)	(7.0)	(20.5)	(14.9)

Gross profit	160.9	128.5	321.0	253.1

Research and development	(50.0)	(40.2)	(99.2)	(80.4)
Sales and marketing	(20.5)	(16.7)	(42.2)	(34.0)
General and administrative	(77.7)	(20.4)	(102.0)	(39.1)
Total operating expenses	(148.2)	(77.3)	(243.4)	(153.5)

Profit from operations	12.7	51.2	77.6	99.6

Investment income, net	3.4	3.6	6.8	6.6
Share of results of joint venture	(1.1)	−	(2.3)	−

Profit before tax	15.0	54.8	82.1	106.2
Tax	(4.5)	(15.4)	(19.6)	(29.3)

Profit for the period	10.5	39.4	62.5	76.9

Earnings per share
Basic and diluted earnings	10.5	39.4	62.5	76.9

Number of shares (millions)
Basic weighted average number of shares	1,397.2	1,376.6	1,393.5	1,371.0
Effect of dilutive securities: Share options and awards	12.7	17.5	14.3	20.3
Diluted weighted average number of shares	1,409.9	1,394.1	1,407.8	1,391.3

Basic EPS (pence)	0.8	2.9	4.5	5.6
Diluted EPS (pence)	0.8	2.8	4.4	5.5

Diluted earnings per ADS (cents)	3.4	13.3	20.2	26.0

All activities relate to continuing operations.
All of the profit for the period is attributable to the owners of the parent.

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ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended	Six months ended	Six months ended
	30 June 2013	30 June 2012	30 June 2013	30 June 2012
	Unaudited	Unaudited	Unaudited	Unaudited
	£m	£m	£m	£m

Profit for the period	10.5	39.4	62.5	76.9
Other comprehensive (loss)/income:
Unrealised holding gain on available-for-sale financial asset (net of tax of £nil)*	−	−	−	1.0
Currency translation adjustment*	(0.2)	9.2	41.4	(6.2)
Other comprehensive (loss)/income for the period	(0.2)	9.2	41.4	(5.2)
Total comprehensive income for the period	10.3	48.6	103.9	71.7

*These items may be reclassified to profit or loss if certain conditions are met.

10 of 26

ARM Holdings plc
Consolidated cash flow statement - IFRS

	Six months	Six months
	ended	ended
	30 June 2013	30 June 2012
	Unaudited	Unaudited
	£m	£m
Operating activities
Profit before tax	82.1	106.2
Investment income (net of interest payable and similar charges)	(6.8)	(6.6)
Share of results of joint venture	2.3	−
Profit from operations	77.6	99.6
Depreciation and amortisation of property, plant, and equipment, and intangible assets	12.8	7.3
Compensation charge in respect of share-based payments	27.3	18.0
Profit on disposal of available-for-sale financial assets	−	(0.9)
Profit on disposal of property, plant, and equipment	0.6	−
Provision for impairment of available-for-sale financial assets	2.7	0.2
Provision for doubtful debts	1.2	0.2
Non-cash foreign currency gains and losses	(0.5)	(0.6)
Movement in fair value of currency exchange contracts	6.5	(1.8)
Movement in fair value of embedded derivatives	(6.9)	1.3
Changes in working capital:
Accounts receivable	(14.6)	12.8
Inventories	(0.2)	0.3
Prepaid expenses and other assets (see note 6)	(3.5)	(7.6)
Accounts payable	14.9	(1.3)
Deferred revenue	29.7	15.0
Accrued and other liabilities	20.1	(26.6)

Cash generated by operations before tax	167.7	115.9
Income taxes paid	(9.2)	(10.4)

Net cash from operating activities	158.5	105.5

Investing activities
Interest received	7.1	5.2
Purchases of property, plant and equipment	(7.3)	(15.7)
Purchases of other intangible assets (see note 6)	(21.1)	(4.7)
Purchases of available-for-sale financial assets (see note 6)	(3.9)	(2.6)
Proceeds on disposal of available-for-sale financial assets	−	11.8
Purchase of short and long-term deposits	(70.8)	(56.2)
Investment in joint venture	(3.7)	−

Net cash used in investing activities	(99.7)	(62.2)

Financing activities
Proceeds received on issuance of shares	2.7	2.3
Dividends paid to shareholders	(39.5)	(28.8)
Repayment of finance lease borrowings	(0.8)	(0.8)

Net cash used in financing activities	(37.6)	(27.3)

Net increase in cash and cash equivalents	21.2	16.0
Cash and cash equivalents at beginning of period	46.3	26.8
Effect of foreign exchange rate changes	0.7	(0.3)
Cash and cash equivalents at end of period	68.2	42.5

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ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share		Share		Reval-	Cumulative
	Share	premium	Capital	option	Retained	-uation	translation
	capital	account	reserve *	reserve**	earnings	reserve	adjustment	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012 (audited)	0.7	6.6	351.6	61.4	539.7	0.3	100.9	1,061.2
Profit for the period	−	−	−	−	76.9	−	−	76.9
Other comprehensive income/(loss):
Unrealised holding gain on available-for-sale financial assets	−	−	−	−	−	1.0	−	1.0
Currency translation adjustment	−	−	−	−	−	−	(6.2)	(6.2)
Total comprehensive income/(loss) for the period (H1 2012)	−	−	−	−	76.9	1.0	(6.2)	71.7
Shares issued on exercise of share options and awards	−	2.3	−	−	−	−	−	2.3
Dividends (see note 5)	−	−	−	−	(28.8)	−	−	(28.8)
Credit in respect of employee share schemes	−	−	−	−	18.0	−	−	18.0
Movement on tax arising on share options and awards	−	−	−	−	(1.1)	−	−	(1.1)
Refund of costs related to share issue ***	−	−	2.7	−	−	−	−	2.7
	−	2.3	2.7	−	(11.9)	−	−	(6.9)
At 30 June 2012 (unaudited)	0.7	8.9	354.3	61.4	604.7	1.3	94.7	1,126.0

At 1 January 2013 (audited)	0.7	12.2	354.3	61.4	703.3	−	74.2	1,206.1
Profit for the period	−	−	−	−	62.5	−	−	62.5
Other comprehensive income:
Currency translation adjustment	−	−	−	−	−	−	41.4	41.4
Total comprehensive income for the period (H1 2013)	−	−	−	−	62.5	−	41.4	103.9
Shares issued on exercise of share options and awards	−	2.7	−	−	−	−	−	2.7
Dividends (see note 5)	−	−	−	−	(39.5)	−	−	(39.5)
Credit in respect of employee share schemes	−	−	−	−	27.3	−	−	27.3
Movement on tax arising on share options and awards	−	−	−	−	3.7	−	−	3.7
	−	2.7	−	−	(8.5)	−	−	(5.8)
At 30 June 2013 (unaudited)	0.7	14.9	354.3	61.4	757.3	−	115.6	1,304.2

*     Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to reserves on consolidation in accordance with Section 131 of the Companies Act 1985.  This capital reserve is clearly distinguished from the share premium arising on shares issued.

**    Share option reserve.  The share option reserve represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

***  Refund of costs related to share issue.  During 2012, it was confirmed by HMRC that they would not challenge a ruling that the stamp duty incurred on the issue of shares of a UK company to a depositary of clearance system outside the EU was in breach of EU law. ARM was therefore able to claim a full refund of £2.7 million for stamp duty incurred on the issue of shares for the acquisition of Artisan Components Inc. in 2004.

12 of 26

Notes to the Financial Information

(1) Basis of preparation and accounting policies
The financial information  prepared in accordance with the Group's IFRS accounting policies (consistent with those stated in the financial statements for the year ended 31 December 2012, except as described below) comprises the consolidated balance sheets as at 30 June 2013 and 31 December 2012, consolidated income statements and consolidated statements of comprehensive income for the three months and six months ended 30 June 2013 and 2012, and consolidated cash flow statements and consolidated statements of changes in shareholders’ equity for the six months ended 30 June 2013 and 2012, together with related notes.  This condensed set of consolidated interim financial information for the six months ended 30 June 2013 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, “Interim financial reporting”, as adopted by the European Union.  This financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2012, which have been prepared in accordance with IFRSs as adopted by the European Union.

New standards, amendments and interpretations
The following new standards and amendments have been applied for the first time during the year commencing 1 January 2013:

IFRS 13 “Fair value measurement”.  IFRS 13 measurement and disclosure requirements are applicable for the financial year commencing 1 January 2013. The Group has included the relevant disclosure requirements within note 3 ‘Financial risk management’.

Amendments to IAS 1 “Presentation of financial statements” are applicable for the financial year commencing 1 January 2013. The Group has included the relevant disclosure requirements within the interim financial statements.

In addition, IAS 19 “Employee benefits”, IFRS 10 “Consolidated financial statements”, IFR S 11 “Joint arrangements”, and IFRS 12 “Disclosure of interests in other entities” are applicable for the financial year commencing 1 January 2013 and have not had a material impact on the Group.

There are no new standards that have been issued but not yet effective for the financial year commencing 1 January 2013, that are expected to have a material impact on the Group.

Critical accounting estimates and judgements
The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2012, with the exception of changes in estimates that are required in determining the provision for income taxes, as these are accrued using the tax rate that would be applicable to expected annual profit.

(2) Going concern
After dividend payments of £39.5 million made in the first six months of 2013, the highly cash generative nature of the business enabled the Group to increase its cash, cash equivalents, short- and long-term deposits balance to £613.1 million (net of accrued interest of £6.9 million) at 30 June 2013 from £520.2 million at the start of the year (net of accrued interest of £7.4 million).

After reviewing the 2013 budget and longer-term plans, the directors are satisfied that it is appropriate to adopt the going concern basis in preparing this condensed set of consolidated interim financial information of the Group.

(3) Financial risk management

(3.1) Financial risk factors
The Group’s operations expose it to a variety of financial risks that include currency risk, interest rate risk, securities price risk, credit risk and liquidity risk.  This condensed set of consolidated interim financial information does not include all financial risk management information and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2012.

There have been no changes to the risk management policy since the year ended 31 December 2012.

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(3) Financial risk management (continued)

(3.2) Fair value estimation
The table below shows the financial instruments carried at fair value by valuation method:

30 June 2013	Level 1*	Level 2*	Level 3*	Total
	£m	£m	£m	£m
Assets
Fair value through the income statement:
Embedded derivatives	−	4.4	−	4.4
	−	4.4	−	4.4
Available-for-sale:
Current investments (note 6)	−	−	66.3	66.3
Other long-term investments	−	−	15.0	15.0
	−	−	81.3	81.3
Total assets	−	4.4	81.3	85.7

Liabilities
Currency exchange contracts	−	(5.1)	−	(5.1)
Total liabilities	−	(5.1)	−	(5.1)

31 December 2012	Level 1*	Level 2*	Level 3*	Total
	£m	£m	£m	£m
Assets
Fair value through the income statement:
Currency exchange contracts	−	1.4	−	1.4
	−	1.4	−	1.4
Available-for-sale:
Other long-term investments	−	−	13.8	13.8
	−	−	13.8	13.8
Total assets	−	1.4	13.8	15.2

Liabilities
Embedded derivatives	−	(2.5)	−	(2.5)
Total liabilities	−	(2.5)	−	(2.5)

*Level 1 valued using unadjusted quoted prices in active markets for identical instruments.  Level 2 valued using techniques based significantly on observable market data.  Level 3 valued using information other than observable market data.

There were no transfers between levels for the period. The Group’s policy is to recognise transfers into and out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Valuation techniques used to derive Level 2 and Level 3 fair values
Level 2 currency exchange contracts comprise forward exchange contracts and foreign currency options.  The fair value of the forward exchange contracts is determined using forward exchange rates as quoted in an active market. The fair value of foreign currency options is based upon valuations performed by management and the respective banks holding the currency instruments.

Level 2 embedded derivatives are fair valued using forward exchange rates that are quoted in an active market.

Level 3 available-for-sale financial assets are unlisted equity investments. The estimated fair value of these investments approximates to cost less any permanent diminution in value (based on management’s estimate of forecast profitability and achievement of set objectives by the relevant entity), except where independent valuation information is obtained, e.g. through the occurrence of funding or other transactions in the relevant entity's equity instruments.

Whilst it is conceivable that a key assumption in the Level 3 calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in a significant change in fair value.

Available-for-sale financial assets	30 June 2013	31 December 2012
	£m	£m
Opening fair value	13.8	27.3
Additions	70.2	3.2
Revaluation recognised through other comprehensive income	−	(0.4)
Disposals	−	(14.9)
Impairment recognised in general and administrative expenses	(2.7)	(1.4)
Closing fair value	81.3	13.8

14 of 26

(3) Financial risk management (continued)

Group’s valuation process
The Group has a team that performs the valuations of financial assets required for financial reporting purposes, including Level 3 fair values. This team reports to the chief financial officer and the audit committee.

The fair value of the following financial assets and liabilities approximate to their carrying amount:
•           Trade and other receivables
•           Other current financial assets
•           Cash and cash equivalents, short and long-term deposits
•           Trade and other payables

(4) Share-based payment costs
Included within the consolidated income statement for the quarter ended 30 June 2013 are total share-based payment costs (including related payroll taxes) of £16.2 million (2012: £8.3 million), allocated £0.5 million (2012: £0.4 million) in cost of revenues, £10.3 million (2012: £5.5 million) in research and development expenses, £2.6 million (2012: £1.5 million) in sales and marketing expenses and £2.8 million (2012: £0.9 million) in general and administrative expenses.

Included within the consolidated income statement for the six months ended 30 June 2013 are total share-based payment costs (including related payroll taxes) of £34.7 million (2012: £18.1 million), allocated £1.0 million (2012: £0.9 million) in cost of revenues, £20.9 million (2012: £11.4 million) in research and development expenses, £5.9 million (2012: £3.3 million) in sales and marketing expenses and £6.9 million (2012: £2.5 million) in general and administrative expenses.

(5) Dividends
	Six months ended 30 June 2013	Six months ended 30 June 2012
	£m	£m
Final dividend 2011 paid at 2.09 pence per share	-	28.8
Final dividend 2012 paid at 2.83 pence per share	39.5	-
	39.5	28.8

In respect of the year to 31 December 2013, the directors are declaring an interim dividend of 2.1 pence per share (an estimated cost of £29 million). This interim dividend will be paid on 4 October 2013 to shareholders who are on the register of members on 6 September 2013.

(6) Available-for sale financial assets, prepaid expenses and other assets, and other intangible assets
Prepaid expenses and other assets at 31 December 2012 included an advance payment amounting to £103.7 million, being the Group’s contribution to a consortium to acquire rights to MIPS Technologies, Inc’s portfolio of patents. This transaction was completed on 6 February 2013. Of the Group’s total contribution, £66.3 million (after translation at 30 June 2013 exchange rates) has been classified within current available-for-sale financial assets and £39.9 million (after amortisation to 30 June 2013) has been classified within other intangible assets.  The available-for-sale financial asset represents the right to receive cash from the Group's financial interest in the consortium.  The other intangible asset consists of intellectual property rights that are being amortised over a period of eight and a half years, being the average remaining life of the underlying patent portfolio.

(7) Accounts payable, accrued and other liabilities and taxation
Included within accounts payable is £11.9 million and within accrued and other liabilities is £29.9 million at 30 June 2013 (31 December 2012: £nil) relating to IP indemnities and similar charges (see note 10).  Also included within accrued and other liabilities is £9.1 million (31 December 2012: £16.5 million) relating to the provision for payroll taxes on share awards, and £12.6 million (31 December 2012: £23.8 million) relating to employee bonus and sales commission provisions.

Deferred tax assets amounted to £46.1 million at 30 June 2013, down from £70.1 million at 31 December 2012. As the majority of the UK deferred tax assets are likely to be realised at the patent box rate of 10%, the UK deferred tax assets have been remeasured at a blended tax rate incorporating the lower patent box rate and this has contributed to the significant decrease.

(8) Related party transactions/Investment in joint venture
During the six months ended 30 June 2013 the Group incurred subscription costs of £7.1 million from Linaro Limited, an associated company of the Group, representing the committed aggregate contributions to Linaro for the next two years.  In respect of the subscription fees, the Group was invoiced £2.2 million during the six months to 30 June 2013 (2012: £2.1 million). As at 30 June 2013, £1.1 million (2012: £1.1 million) was owing to Linaro.

In addition, the Group provided consulting and other services to Linaro amounting to £0.9 million (2012: £0.8 million). All fees have been charged in accordance with the terms of the agreement.  As at 30 June 2013, £0.4 million (2012: £0.7 million) was owed to the Group.

15 of 26

(8) Related party transactions/Investment in joint venture (continued)
In 2012 the Group invested £7.5 million ($12.0 million) in a joint venture, Trustonic Limited, representing a 40% shareholding. During Q2 2013 the Group invested a further £3.7 million (€4.4 million) into the joint venture, maintaining the 40% shareholding.

	30 June 2013	31 December 2012
Investment in joint venture	£m	£m

Balance at 1January	6.8	7.5
Additional investment	3.7	−
Share of results for the period	(2.3)	(0.7)
Balance at end of the period	8.2	6.8

No other related party transactions have occurred in the six months to 30 June 2013.

(9) Obligations under finance leases

	30 June 2013	31 December 2012
	£m	£m
Gross finance lease liabilities – minimum lease payments:
Within one year	3.1	3.1
In the second to fifth years inclusive	2.2	3.0
Less: future finance charges	(0.2)	(0.3)
Present value of lease obligations	5.1	5.8

Amounts due for settlement within 12 months	2.9	2.9
Amounts due for settlement after 12 months	2.2	2.9
Present value of lease obligations	5.1	5.8

The Group has entered into a 3 and a 4 year finance lease arrangement in respect of certain IT equipment.

(10) Financial contingencies, IP indemnity and similar charges
It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Group typically provides such indemnification to its licensees subject to a limitation of liability. The obligation for the Group to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Group to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the licence and will continue in perpetuity.

The Group does not provide for any such indemnities unless it has received notification from the other party that they are likely to invoke the indemnity. A provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision is based upon the directors’ estimate of the fair value of expected costs of any such claim.

At present, the Group is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Group. From time to time, there are legal proceedings against some of the Group’s licensees in which it is asserted that certain of the Group’s technology infringes third party patents. Other than as described below, in each of those proceedings the Group either presently has no obligation to indemnify, because certain preconditions to indemnification have not been satisfied by such licensees, or to the extent that there is any present obligation to indemnify, the Group does not believe that it is probable that the resolution of such proceedings will result in a material liability for the Group. If preconditions to indemnification are satisfied then an indemnification obligation may arise which could result in a material liability for the Group.

As noted in prior financial statements, the Group has been in discussions with a licensee to re-negotiate the terms upon which the Group would indemnify that licensee. It was anticipated that, if revised terms upon which the Group would indemnify that licensee were executed, then a present obligation would arise of up to $20 million in respect of legal proceedings against that licensee. The revised terms were executed in the second quarter of 2013 and a present obligation has arisen with respect to that licensee of $18.0 million. Further in relation to legal proceedings regarding the same patent portfolio, on 3 July 2013, for consideration of $45.4 million, ARM entered into a license agreement with a third party covering patents being asserted against ARM technology in litigation between the patentee and a number of licensees of ARM technology. The license was entered into in full and final settlement of any indemnity claims with respect to the asserted patents and will prevent any future assertion of the patents against ARM technology. Following developments in the litigation towards the end of the second quarter, it was considered probable, as at 30 June, that ARM would enter into this license agreement in settlement of indemnity claims and, therefore, the total indemnification, settlement and license costs of $63.4 million (£41.8 million) were expensed in Q2 2013.

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(11) Segmental reporting
At 30 June 2013, the Group is organised on a worldwide basis into three main business segments:

Processor Division (PD), encompassing those resources that are centred on microprocessor cores, including specific functions such as graphics IP, system IP, embedded software and configurable digital signal processing IP.

Physical IP Division (PIPD), concerned with the building blocks necessary for translation of a circuit design into actual silicon.

System Design Division (SDD), focused on the tools and models used to create and debug software and system-on-chip (SoC) designs.

This is based upon the Group’s internal organisation and management structure and is the primary way in which the Chief Operating Decision Maker (CODM) is provided with financial information.  Whilst revenues are also reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets are only analysed into these three divisions.  Further, the information provided to the CODM is based on normalised profit before tax and therefore this information is provided as well as the equivalent profit stated under IFRS.

Business segment information
Six months ended 30 June 2013	Processor Division £m	Physical IP Division £m	System Design Division £m	Unallocated £m	Group £m
Segmental income statement
Revenues (GBP)	282.9	39.3	19.3	−	341.5
Operating costs	(202.2)	(45.5)	(21.7)	5.5	(263.9)
Investment income, net	−	−	−	6.8	6.8
Share of results of joint venture	−	−	−	(2.3)	(2.3)
Profit/(loss) before tax	80.7	(6.2)	(2.4)	10.0	82.1
Tax	−	−	−	(19.6)	(19.6)
Profit/(loss) for the period	80.7	(6.2)	(2.4)	(9.6)	62.5
Reconciliation to normalised profit before tax
Share-based payment costs including payroll taxes	24.4	6.4	3.9	−	34.7
Intangible amortisation and acquisition-related charges	4.1	1.2	−	−	5.3
Impairment of investments	2.7	−	−	−	2.7
IP indemnity and similar charges	41.8	−	−	−	41.8
Linaro-related charges and share of results of joint venture	7.1	−	−	2.3	9.4
Normalised profit for the period before tax	160.8	1.4	1.5	12.3	176.0

Goodwill	147.0	393.3	15.3	−	555.6
Total assets	376.3	427.0	33.6	786.5	1,623.4
Revenues (USD)	$437.2	$61.0	$30.0	−	$528.2

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(11) Segmental reporting (continued)
Six months ended 30 June 2012	Processor Division £m	Physical IP Division £m	System Design Division £m	Unallocated £m	Group £m
Segmental income statement
Revenues (GBP)	218.1	31.6	18.3	−	268.0
Operating costs	(112.1)	(39.0)	(19.1)	1.8	(168.4)
Investment income, net	−	−	−	6.6	6.6
Profit/(loss) before tax	106.0	(7.4)	(0.8)	8.4	106.2
Tax	−	−	−	(29.3)	(29.3)
Profit/(loss) for the period	106.0	(7.4)	(0.8)	(20.9)	76.9
Reconciliation to normalised profit/(loss) before tax
Share-based payment costs including payroll taxes	12.2	3.5	2.4	−	18.1
Intangible amortisation	1.4	−	−	−	1.4
Acquisition-related charges	2.4	1.0	−	−	3.4
Profit on sale of investments, net of impairment	(0.6)	−	−	−	(0.6)
Normalised profit/(loss) for the period before tax	121.4	(2.9)	1.6	8.4	128.5

Goodwill	142.6	380.3	14.7	−	537.6
Total assets	290.2	414.7	33.8	594.0	1,332.7
Revenues (USD)	$343.6	$50.0	$28.8	−	$422.4

There are no inter-segment revenues.  The results of each segment have been prepared using accounting policies consistent with those of the Group as a whole.  Unallocated assets include cash and cash equivalents, short and long-term deposits, available-for-sale financial assets, loans and receivables, embedded derivatives, fair value of currency exchange contracts, current and deferred tax, and VAT. Unallocated operating costs consist of foreign exchange gains and losses.

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(12) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based payment costs, share of results of joint venture, profit/(loss) on disposal and impairment of available-for-sale financial assets, IP indemnity and similar charges, and Linaro-related charges.  Full reconciliations of Q2 2013, Q2 2012, H1 2013 and H1 2012, are shown in notes 12.13 to 12.16.  All figures in £’million unless otherwise stated.

Summary normalised figures	Q2 2013		Q2 2012		Q1 2013		H1 2013		H1 2012

Revenues	171.2		135.5		170.3		341.5		268.0
Revenues ($m)	264.3		213.0		263.9		528.2		422.4

Gross margin	94.3%		95.1%		94.3%		94.3%		94.8%
Operating expenses	78.2		66.0		74.6		152.8		132.1
Profit from operations	83.2		62.9		86.0		169.2		121.9
Operating margin	48.6%		46.4%		50.5%		49.5%		45.5%

Profit before tax	86.6		66.5		89.4		176.0		128.5
Earnings per share (diluted)	4.89	p	3.58	p	5.31	p	10.19	p	6.93	p

Cash (net of accrued interest)	613.1		495.9		562.4		613.1		495.9
Normalised cash generation	96.3		46.9		58.7		155.1		105.2

	(12.1)	(12.2)	(12.3)	(12.4)	(12.5)
	Q2 2013	Q2 2012	Q1 2013	H1 2013	H1 2012

Revenues (£m)	171.2	135.5	170.3	341.5	268.0
ARM’s effective exchange rate ($/£)	1.54	1.57	1.55	1.55	1.58
Revenues ($m)	264.3	213.0	263.9	528.2	422.4

	(12.6)	(12.7)
	30 June 2013	31 December 2012

Cash and cash equivalents	68.2	46.3
Short-term deposits	471.4	340.0
Long-term deposits	80.4	141.3
Less: Interest accrued	(6.9)	(7.4)
Total net cash	613.1	520.2

	(12.8)	(12.9)	(12.10)	(12.11)	(12.12)
	Q2 2013	Q2 2012	Q1 2013	H1 2013	H1 2012

Cash at end of period (as above)	613.1	495.9	562.4	613.1	495.9
Less: cash at beginning of period	(562.4)	(469.2)	(520.2)	(520.2)	(424.0)
Less/Add back: Cash (inflow)/outflow from investments and acquisitions (net of cash acquired)	0.5	(10.0)	3.4	3.9	(9.1)
Add back: Cash outflow from investment in joint venture	3.7	−	−	3.7	−
Add back: Cash outflow from acquisition-related charges	0.1	0.3	1.3	1.4	0.7
Add back: Cash outflow from payment of dividends	39.5	28.8	−	39.5	28.8
Add back: Cash outflow from share-based payroll taxes	1.2	0.4	13.5	14.7	13.6
Add back: Cash outflow from payments related to Linaro	0.9	0.8	0.8	1.7	1.7
Less: Cash inflow from exercise of share options and awards	(0.3)	(0.1)	(2.5)	(2.7)	(2.4)
Normalised cash generation	96.3	46.9	58.7	155.1	105.2

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(12.13) Normalised income statement for Q2 2013

	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion and acquisition related charges	Impair- ment of invest- ments	IP indemnity and similar charges	Linaro- related charges and share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

Revenues	171.2	−	171.2	−	−	−	−	171.2

Cost of revenues	(9.8)	(0.5)	(10.3)	−	−	−	−	(10.3)

Gross profit	161.4	(0.5)	160.9	−	−	−	−	160.9

Research and development	(37.2)	(10.3)	(47.5)	(2.5)	−	−	−	(50.0)
Sales and marketing	(17.8)	(2.6)	(20.4)	(0.1)	−	−	−	(20.5)
General and administrative	(23.2)	(2.8)	(26.0)	(0.1)	(2.7)	(41.8)	(7.1)	(77.7)
Total operating expenses	(78.2)	(15.7)	(93.9)	(2.7)	(2.7)	(41.8)	(7.1)	(148.2)

Profit from operations	83.2	(16.2)	67.0	(2.7)	(2.7)	(41.8)	(7.1)	12.7

Investment income, net	3.4	−	3.4	−	−	−	−	3.4
Share of results of joint venture	−	−	−	−	−	−	(1.1)	(1.1)

Profit before tax	86.6	(16.2)	70.4	(2.7)	(2.7)	(41.8)	(8.2)	15.0
Tax	(17.7)	1.1	(16.6)	0.7	−	9.7	1.7	(4.5)

Profit for the period	68.9	(15.1)	53.8	(2.0)	(2.7)	(32.1)	(6.5)	10.5

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,409.9		1,409.9					1,409.9
Earnings per share – pence	4.89		3.81					0.75

ADSs outstanding (millions)	470.0		470.0					470.0
Earnings per ADS – cents	22.23		17.35					3.41

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(12.14) Normalised income statement for Q2 2012
	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion	Acquisition related charges	Loss on sale/impair- ment of investments	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	135.5	−	135.5	−	−	−	135.5

Cost of revenues	(6.6)	(0.4)	(7.0)	−	−	−	(7.0)

Gross profit	128.9	(0.4)	128.5	−	−	−	128.5

Research and development	(32.8)	(5.5)	(38.3)	(0.6)	(1.3)	−	(40.2)
Sales and marketing	(15.0)	(1.5)	(16.5)	(0.1)	(0.1)	−	(16.7)
General and administrative	(18.2)	(0.9)	(19.1)	−	(0.2)	(1.1)	(20.4)
Total operating expenses	(66.0)	(7.9)	(73.9)	(0.7)	(1.6)	(1.1)	(77.3)

Profit from operations	62.9	(8.3)	54.6	(0.7)	(1.6)	(1.1)	51.2

Investment income, net	3.6	−	3.6	−	−	−	3.6

Profit before tax	66.5	(8.3)	58.2	(0.7)	(1.6)	(1.1)	54.8
Tax	(16.6)	0.2	(16.4)	0.2	0.5	0.3	(15.4)

Profit for the period	49.9	(8.1)	41.8	(0.5)	(1.1)	(0.8)	39.4

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,394.1		1,394.1				1,394.1
Earnings per share – pence	3.58		3.00				2.83

ADSs outstanding (millions)	464.7		464.7				464.7
Earnings per ADS – cents	16.86		14.13				13.32

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(12.15) Normalised income statement for H1 2013

	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion and acquisition related charges	Impair- ment of invest- ments	IP indemnity and similar charges	Linaro- related charges and share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

Revenues	341.5	−	341.5	−	−	−	−	341.5

Cost of revenues	(19.5)	(1.0)	(20.5)	−	−	−	−	(20.5)

Gross profit	322.0	(1.0)	321.0	−	−	−	−	321.0

Research and development	(73.7)	(20.9)	(94.6)	(4.6)	−	−	−	(99.2)
Sales and marketing	(36.1)	(5.9)	(42.0)	(0.2)	−	−	−	(42.2)
General and administrative	(43.0)	(6.9)	(49.9)	(0.5)	(2.7)	(41.8)	(7.1)	(102.0)
Total operating expenses	(152.8)	(33.7)	(186.5)	(5.3)	(2.7)	(41.8)	(7.1)	(243.4)

Profit from operations	169.2	(34.7)	134.5	(5.3)	(2.7)	(41.8)	(7.1)	77.6

Investment income, net	6.8	−	6.8	−	−	−	−	6.8
Share of results of joint venture	−	−	−	−	−	−	(2.3)	(2.3)

Profit before tax	176.0	(34.7)	141.3	(5.3)	(2.7)	(41.8)	(9.4)	82.1
Tax	(32.5)	−	(32.5)	1.5	−	9.7	1.7	(19.6)

Profit for the period	143.5	(34.7)	108.8	(3.8)	(2.7)	(32.1)	(7.7)	62.5

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,407.8		1,407.8					1,407.8
Earnings per share – pence	10.19		7.73					4.44

ADSs outstanding (millions)	469.3		469.3					469.3
Earnings per ADS – cents	46.37		35.15					20.18

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(12.16) Normalised income statement for H1 2012

	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion	Acquisition related charges	Profit on sale of investments, net of impairment	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	268.0	−	268.0	−	−	−	268.0

Cost of revenues	(14.0)	(0.9)	(14.9)	−	−	−	(14.9)

Gross profit	254.0	(0.9)	253.1	−	−	−	253.1

Research and development	(65.0)	(11.4)	(76.4)	(1.2)	(2.8)	−	(80.4)
Sales and marketing	(30.3)	(3.3)	(33.6)	(0.2)	(0.2)	−	(34.0)
General and administrative	(36.8)	(2.5)	(39.3)	-	(0.4)	0.6	(39.1)
Total operating expenses	(132.1)	(17.2)	(149.3)	(1.4)	(3.4)	0.6	(153.5)

Profit from operations	121.9	(18.1)	103.8	(1.4)	(3.4)	0.6	99.6

Investment income, net	6.6	−	6.6	−	−	−	6.6

Profit before tax	128.5	(18.1)	110.4	(1.4)	(3.4)	0.6	106.2
Tax	(32.1)	1.0	(31.1)	0.4	1.1	0.3	(29.3)

Profit for the period	96.4	(17.1)	79.3	(1.0)	(2.3)	0.9	76.9

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,391.3		1,391.3				1,391.3
Earnings per share – pence	6.93		5.70				5.53

ADSs outstanding (millions)	463.8		463.8				463.8
Earnings per ADS – cents	32.61		26.80				26.01

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Statement of directors’ responsibilities

The directors confirm that these condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

•
an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•	material related-party transactions in the first six months and any material changes in the related-party transactions described in the last annual report.

By order of the Board

24 July 2013
Tim Score
Chief Financial Officer

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Independent review report to ARM Holdings plc

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2013, which comprises the IFRS consolidated income statement, the IFRS consolidated balance sheet, the IFRS consolidated statement of comprehensive income, the IFRS consolidated cash flow statement, the IFRS consolidated statement of changes in equity and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2013 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
24 July 2013
London

Notes:

(a)
The maintenance and integrity of the ARM Holdings plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

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Notes

The results shown for Q2 2013, Q1 2013, Q2 2012, H1 2013, and H1 2012 are unaudited. The results shown for FY 2012 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2012 were approved by the Board of directors on 27 February 2013 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q2 2012 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2012 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2012.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2012 including (without limitation) under the captions, “Risk Factors”(on pages 6 to 13) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.

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